UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
| | Form 10-K | | Form 20-F | | Form 11-K |X | Form 10-Q | | Form 10-D | | Form N-SAR
| | Form N-CSR

For Period Ended: September 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

ARRHYTHMIA RESEARCH TECHNOLOGY INC.
Full Name of Registrant

25 Sawyer Passway
Address of Principal Executive Office (Street and Number)

Fitchburg, MA 01420
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)|X|

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 within the prescribed time period because it experienced unforeseen delays in the collection and compilation of certain financial related to the previously announced discontinued operations and other related data to be included in the report, the associated financial statements and footnotes. The Company identified items in their closing process that certain triggering events warranted further analysis of the goodwill. This information could not have been obtained without unreasonable effort or expense to the Registrant. The Registrant is working diligently to finalize this data and anticipates filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 within the prescribed period allowed by SEC Release No. 68224 and Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

David A. Garrison	(978) 345-5000
(Name)     (Area Code) (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3)     Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report on Form 10-Q will include discontinued operations and an analysis of the goodwill. Certain events during the quarter were determined to trigger a review of the long-lived assets and goodwill. The analysis was to be conducted in conjunction with a valuation firm based in New York City, and the work has been disrupted by the effects of Hurricane Sandy. It is anticipated that the Company will report a substantial increase in net loss for the period ended September 30, 2012 as compared to the prior year.  Due to the expected impairment to goodwill, a reasonable estimate of the net loss figures cannot be made.

Arrhythmia Research Technology Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012    Arrhythmia Research Technology Inc.
(Registrant)

/s/ David A. Garrison
David A. Garrison
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).